Nuala M. King

SVP & Corporate Controller

1550 Peachtree St, N.W.

Atlanta, GA 30309

(404) 885-8440

Fax (404) 885-8087

nuala.king@equifax.com

November 6, 2013

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:	Equifax Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 22, 2013

Response dated September 26, 2013

File No. 001-06605

Dear Mr. Spirgel:

We have reviewed the comment letter dated October 1, 2013 from the staff (“Staff”) of the Securities and Exchange Commission related to the above-mentioned filing by Equifax Inc. (the “Company” or “Equifax”). With respect the item in that letter, we are providing the following response. To assist your review, we have included the text of the Staff’s comment below in italicized type.

Form 10-K for the Year Ended December 31, 2012

Goodwill and Other Intangible Assets, page 73

Indefinite-Lived Intangible Assets, page 74

1.	We note your response to comment two. It appears that the reacquired territorial rights should have been valued and amortized over the remaining contractual term, regardless of potential renewals, in accordance with ASC 805-20-30-20 and 35-2. Please revise or advise us.

Company Response: In connection with Equifax’s December 28, 2012 acquisition of certain credit services business assets and operations of CSC Credit Services Inc. (the Acquisition), we initially recorded an indefinite lived intangible asset disclosed as contractual/territorial rights valued at $159 million. We have now concluded that this asset represents a reacquired right as defined in ASC 805-20-25-14. In accordance with ASC 805-20-30-20 the asset should have been valued, and amortized, over the remaining term of the contractual agreement between Equifax and CSC Credit Services Inc. that was terminated as part of the Acquisition. Because the territorial right was valued based on an indefinite life, we have had our third-party valuation expert update the valuation of the intangibles we acquired in the Acquisition and we determined the estimated fair value of the reacquired rights to be $73 million. The updated valuation resulted in an $86 million increase to goodwill.

Mr. Larry Spirgel

Securities and Exchange Commission

November 6, 2013

We have modified the description of the remaining $96 million of what was previously disclosed as contractual/territorial rights to acquired operating agreements in specific territories. These indefinite lived intangible assets were not adjusted as the accounting guidance requiring reacquired rights to be valued and amortized over the remaining contractual term of the related contract was not effective at the time when substantially all of those acquisitions occurred. The CSC transaction was the first affiliate acquisition in almost a decade.

Equifax has concluded that the adjustment to the accounting for the business combination, and the related adjustments to amortization expense, which should have been recorded at December 31, 2012 and in subsequent periods, do not require restatement of previously issued financial statements. The conclusion is based on both the materiality of the adjustments as well as an evaluation of all of the qualitative factors in Staff Accounting Bulletin 99. Net income attributable to Equifax for the three months ended September 30, 2013 is understated by less than 5% as a result of recording the increased amortization expense in the third quarter of 2013. Net income attributable to Equifax for the three months ended March 31, 2013 and June 30, 2013 was overstated in each period by 2% as a result of not recording the additional amortization expense in previous periods. Overall intangible assets changed by less than 1% and purchased intangible assets, net was understated by 7% as of December 31, 2012, March 31, 2013 and June 30, 2013.

Equifax has adjusted our accounting for the CSC business combination to reflect the revised intangible asset values including any related accumulated amortization. This revision is reflected in the Balance Sheet, Income Statement and Footnote 3 of our September 30, 2013 Quarterly Report on Form 10-Q.

*      *      *

As requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Larry Spirgel

Securities and Exchange Commission

November 6, 2013

We sincerely hope that we have thoroughly addressed your comment on our 2012 Form 10-K. Please direct any questions or comments to me at (404) 885-8440 or nuala.king@equifax.com.

Sincerely,

/s/ Nuala M. King

Nuala M. King

Senior Vice President and Corporate Controller

cc:	Richard F. Smith, Chairman and Chief Executive Officer

Lee Adrean, Corporate Vice President and Chief Financial Officer

John J. Kelley III, Corporate Vice President and Chief Legal Officer

Joseph A. King, Ernst & Young LLP

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